

December 14, 2012

Via E-mail
Niccolo M. de Masi
Principal Executive Officer
Glu Mobile Inc.
45 Fremont Street
Suite 2800
San Francisco, California 94105

> **Re:** **Glu Mobile Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-33368**

Dear Mr. de Masi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors

"We derive the significant majority of our smartphone revenues from Apple's iOS and Google's Android platforms, page 21

1.      We note that you have disclosed revenue streams generated from the Apple iOS and Google's Android platforms for the fiscal year ended 2011. In subsequent filings, consider including quantitative disclosure to the extent material regarding the percentage

of your revenues derived from Apple's iOS and Google's Android platform for each of the fiscal years covered by the financial statements included in your document.

"System or network failures or cyber-attacks could reduce our sales, increase costs or result in a loss of revenues…," page 28

2.      It is unclear whether the issues or events disclosed under this risk factor were material to Glu Mobile.  Please advise.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results and Trends, page 44

3.      We note from your disclosures on page 21 that you rely on a small portion of your total players for nearly all of your smart phone revenues. Tell us your consideration of quantifying the number and percentage of smart phone paying players for each period presented since this appears to be relevant information necessary to understanding your results of operations and business.  In addition, you should consider providing an analysis of any trends or uncertainties identified since your disclosures suggest this will be a critical component of your future growth. We refer you to Item 303(a)(3) of Regulation S-K.

4.      We note from your disclosures on page 5 that you had approximately 2.9 million daily active users, 31.4 million monthly active users and 176.1 million cumulative installs of your games as of December 31, 2011.  We further note from your disclosures on page 12 that you regularly track and analyze metrics for daily active users (DAU), monthly active users (MAU), average revenue per daily active user (ARPDAU) and the lifetime value (LTV) of your games on a per user basis.  Tell us what consideration you gave to providing a quantitative and qualitative discussion and analysis of the changes in these metrics for each period presented or explain to us why you do not believe these metrics contribute meaningfully to understanding and evaluating your company. In addition, explain your consideration of providing an analysis of the changes in these metrics in your quarterly filings.  We refer to your Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 54

5.      We note that your smartphone revenues increased by $25.2 million as a result of increased sales growth on Apple's iOS-based devices and Android devices related primarily to micro-transactions, offers and advertisements.  Tell us your consideration of providing quantitative and qualitative discussion and analysis with respect to changes in the proportion of micro transactions, offers and advertising revenues in relation to total smart phone revenues.  This appears to be important and material information necessary

to understanding your results of operations.  We refer you to Section III.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page 72

6.      Your disclosures indicate that you recognize revenue from the sale of virtual currency and other virtual items ratably over the estimated average playing period of paying users. Please clarify the significant assumptions and judgments that you consider in determining the estimated average playing period.  Tell us the average playing period of paying players for each period presented.  Explain whether there have been any changes made to the estimated average playing period.  In addition, describe the estimates and assumptions that you consider in differentiating between revenues attributable to durable and consumable virtual goods.

Concentrations of Credit Risk, page 74

7.      Please tell us what consideration you gave to disclosing whether the carrying amounts of your financial instruments approximate their fair value.  We refer you to ASC 825-10-50.

Note 3-Acquisition, page 81

8.      Please tell us what consideration you gave to disclosing the factors that make up the goodwill recognized.  We refer you to ASC 805-30-50-1a.

Note 11.  Income Taxes, pages 98

9.      We note that you have not provided deferred taxes on unremitted earnings attributable to foreign subsidiaries because these earnings are intended to be reinvested indefinitely. Please tell us what consideration you gave to disclosing the amount of unremitted earnings attributable to foreign subsidiaries and the amount of unrecognized deferred tax liability, if practicable, or a statement that such determination is not practicable.   We refer you to ASC 740-30-50-2.

Item 9A.  Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 105

10.     You state that management's report on internal control over financial reporting "is not deemed 'filed' for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, [and that such] certification will not be deemed to be

incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference." The foregoing statement appears to have been made in reliance on Item 308T of Regulation S-K. However, please be advised that Item 308T was not available to the company in connection with this filing, as such section was only a special temporary section that applied to certain registrants whose fiscal year ended prior to June 15, 2010. We note that the Company's filing relates to the fiscal year ended December 31, 2011. Accordingly, please advise as to the basis for your inclusion of the above quoted language. Refer to SEC Release No. 33-9142, including footnote 15 thereto.

Exhibits

11.    To the extent the provision of your freemium games is substantially dependent on Amazon Web Services or any other third-party provider host, provide your analysis as to why you have not filed any agreement(s) with any third-parties as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Part III (Incorporated by reference from definitive proxy statement filed on April 27, 2012)

Compensation Discussion and Analysis

Benchmarking, page 18

12.    In subsequent filings please disclose where actual payments for each element of compensation and total compensation awarded to each of your named executive officers fell in comparison to the benchmarks used.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Note 6 Goodwill and Intangible Assets, page 15

13.    Tell us what consideration you gave to disclosing the reasons for the impairment of goodwill. We refer you to ASC 350-10-50-2. In addition, ensure that your MD&A results of operations disclosure adequately addresses the reasons for the impairment charge.

14.    You report on page 44 that smartphone revenues derived from Apple's iOS and Google's Android platforms accounted for 54% and 24% of your total revenues in the nine months ended September 30, 2012. We note that you filed the iOS agreement in connection with your fiscal year 2011 10-K but we are unable to locate the Android agreement. Please advise and tell us why you have not filed this agreement pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or, Barbara Jacobs, Assistant Director, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief